02037312

PE
5-1-02

# FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RECEIVED MAY 2 2002

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2002

INTERNATIONAL POWER plc
(Translation of registrant's name into English)

PROCESSED
MAY 24 2002
THOMSON
FINANCIAL

Senator House, 85 Queen Victoria Street,
London, EC4V 4DP, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F. . . . X. . . .Form 40-F. . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

International Power plc
Results for the Quarter ended 31 March 2002

(London - 21 May 2002) International Power today announces its financial results for the three-month period ended 31 March 2002 and also reports on key developments in 2002.

"I am pleased to report an increase in earnings per share of 31% from Q1 of 2001. These strong results, which reflect the benefits of our geographically balanced portfolio and our focus on efficient asset management, were achieved despite the continuing challenges we face in some of our markets," said Sir Neville Simms, Chairman of International Power.

## Financial Highlights

- PBIT up 32% to £107 million from £81 million in Q1 2001
- Earnings per share up 31% to 4.6p from 3.5p in Q1 2001
- Operating cash flow of £106 million up from £49 million in Q1 2001
- Balance sheet strength - Gearing 59%; Debt Capitalisation 37%

## North America

Operating profit increased by 158% to £31 million from £12 million in Q1 2001 reflecting 845 MW of additional capacity in commercial operation this year, together with compensation receivable from Alstom (the prime contractor) for lost income relating to the late commissioning and performance recovery of our US CCGT construction programme.

Alstom continues to make progress with the GT24 performance recovery program and 8 of the 14 GT24 units have now successfully completed the first phase on time.

Progress continues on the US construction programme, with another 1,375 MW scheduled to enter commercial operation for the 2002 summer peak.

Our other assets in the region, namely Oyster Creek, Hartwell and Milford are all delivering sound operational and financial performance.

We continue to pursue our two development opportunities in New York. The Brookhaven project on Long Island is progressing well, whilst the environmental review of the Ramapo project has identified wildlife habitat concerns around the proposed site, which have slowed progress. We are working towards securing long-term power sale contracts for both projects.

In general, the US wholesale electricity markets remain weak. However, in Texas summer peak spark spreads have shown some recovery since the beginning of the year. In addition, prices in north Texas are higher than in the south due to transmission constraints and we have contracted forward to take advantage of this differential. In New England, we are substantially hedged for the remainder of 2002.

## Europe and Middle East

Operating profit decreased by 15% to £41 million from £48 million in Q1 2001. This was principally driven by the sale of our interest in UFG in July 2001, partially offset by the acquisition of Rugeley. Profit after interest and tax increased marginally in the region.

In the UK, output from our 500 MW gas fired Deeside plant was fully contracted through to 31 March 2002. On 1 April, as a consequence of uneconomic wholesale electricity prices, we mothballed half the capacity at Deeside. The remaining capacity has been sold forward for the summer.

Assets under longer term offtake agreements, namely Rugeley, Pego and Unimar, achieved high levels of availability and continue to deliver solid financial performance. In addition, EOP delivered good financial results, which were attributable to high output and a continuing focus on cost control.

In Abu Dhabi, construction work on the Shuweihat project has commenced. The Al Kamil plant that is under construction in Oman has entered the commissioning phase. Full commercial operation at this plant is now expected to commence in Q3 2002.

In Italy, our greenfield development programme continues with the submission of seven projects for approval under the new permitting process. We are working towards commencing construction on the first of these projects in the first half of 2003.

## Australia

Hazelwood, Pelican Point and Synergen all performed well during the quarter, delivering an increase in operating profit of 16% to £29 million from £25 million in Q1 2001. As a result of our forward contracting position in Victoria and South Australia, our profitability increased despite relatively lower pool prices resulting from a very mild summer.

Our proposed SEA Gas pipeline project with Origin Energy to develop a 680km gas pipeline between Victoria and South Australia crossed a significant milestone recently with the signing of a 10-year gas supply contract with BHP Billiton. We expect the project to reach financial close shortly.

## Rest of the World

Operating profit increased to £13 million from £3 million in Q1 2001. This increase is principally at Hub Power Company (HUBCO) reflecting the implementation of the settlement agreement. In terms of cash flow, we received £7 million from HUBCO in January as a final dividend for 2001, and a further £12 million in April as an interim dividend for the financial year ending 30 June 2002.

Kot Addu Power Company (KAPCO), Water and Power Development Authority (WAPDA) and International Power signed the settlement agreement on 20 April, confirming the resolution of this longstanding dispute. This agreement should enable dividends to be paid, commencing in the first half of this year.

In Malaysia, the Malakoff plant expansion at Lumut is on track, with 430 MW now operating in open cycle mode. Output generated from this new capacity is being sold to Tenaga Nasional Berhad (TNB) under a long-term power purchase agreement. An additional 210 MW (to bring the total expansion to 640 MW) is expected to be in operation by Q2 2003, at which time the full capacity will be in combined cycle mode.

In March, we completed our exit from Kazakhstan by selling our 50% interest in Karaganda. This sale is in line with our strategy to either resolve or exit from non-performing investments that are outside our core regions.

## Outlook

While wholesale electricity prices in some merchant markets remain depressed, signs of some recovery in key markets like Texas are encouraging, particularly when coupled with the pricing differential in the region. Given our geographic spread and the mix of contracted and merchant plant, we remain confident of meeting our overall targets in 2002.

Furthermore, conditions in our industry continue to create opportunities for growth through additions to our portfolio, which should allow us to deliver additional shareholder value in the future.

FOR FURTHER INFORMATION:


| | |
|---|---|
| Media contact: (Europe) | Aarti Singhal +44 207-320-8681 |
| Investor contact: (Europe) | Grant Jones +44 207-320-8619 |
| Media & Investor contact: (United States) | Paul Parshley +1 508-922-3124 |


NOTES TO EDITORS

International Power plc is a leading independent electricity generating company with over 9,100 MW (net) in operation, 2,015 MW (net) under construction and approximately 6,000 MW (net) in advanced development. Among the countries where International Power has operating facilities are Australia, the United States, the United Kingdom, the Czech Republic, Portugal, Turkey, Malaysia, Pakistan, and Thailand. International Power was created from the demerger of National Power, and its shares began trading independently on the London Stock Exchange and as ADRs on the New York Stock Exchange on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".

International Power plc
Consolidated Profit and Loss Account
For the quarter ended 31 March 2002

| | | Quarter ended 31 March 2002 £m | Quarter ended 31 March 2001 (restated *) £m | Year Ended 31 December 2001 (restated *) £m |
|---|---|---|---|---|
| Turnover: Group and share of joint ventures and associates | 2 | 270 | 285 | 1,103 |
| Less: share of joint ventures turnover | | (38) | (45) | (139) |
| Less: share of associates turnover | | (74) | (120) | (407) |
| Group turnover | | 158 | 120 | 557 |
| Net operating costs - ordinary | | (89) | (86) | (392) |
| Net operating costs - exceptional | 3 | - | - | (2) |
| Operating profit | | 69 | 34 | 163 |
| Share of operating profit of: | | | | |
| Joint ventures | | 12 | 11 | 27 |
| Associates | | 26 | 36 | 134 |
| Total operating profit | | 107 | 81 | 324 |
| Non-operating exceptional items | 3 | - | - | 32 |

| | | | | |
|---|---|---|---|---|
| Profit on ordinary activities before interest and taxation | | 107 | 81 | 356 |
| Net interest payable and similar charges | | | | |
| Group - ordinary | | (22) | (8) | (76) |
| Group - exceptional | 3 | - | - | (29) |
| Joint ventures and associates | | (9) | (15) | (47) |
| | | (31) | (23) | (152) |
| Profit on ordinary activities before taxation | | 76 | 58 | 204 |
| Taxation | | (23) | (18) | (64) |
| Profit on ordinary activities after taxation | | 53 | 40 | 140 |
| Minority interests - equity | | (2) | (1) | (2) |
| Retained profit for the period | | 51 | 39 | 138 |
| Earnings per share | | | | |
| Basic excluding exceptional items | | 4.6p | 3.5p | 12.3p |
| Basic including exceptional items | | 4.6p | 3.5p | 12.3p |
| Diluted excluding exceptional items | | 4.4p | 3.4p | 12.0p |
| Diluted including exceptional items | | 4.4p | 3.4p | 12.1p |

* Restated for the adoption of FRS 19 Deferred tax (see Note 1 Basis of preparation)

Consolidated Balance Sheet
As at 31 March 2002

| | 31 March 2002 £m | 31 March 2001 (restated *) £m | 31 December 2001 (restated *) £m |
|---|---|---|---|
| Fixed assets | | | |
| Intangible assets | (7) | (5) | (5) |
| Tangible assets | 2,739 | 2,346 | 2,648 |
| Investments | 495 | 826 | 496 |
| Total fixed assets | 3,227 | 3,167 | 3,139 |
| Current assets | | | |
| Stocks | 29 | 22 | 25 |

| | | | |
|---|---|---|---|
| Debtors | 144 | 131 | 158 |
| Investments | 94 | - | 47 |
| Cash at bank in hand | 479 | 80 | 596 |
| Total current assets | 746 | 233 | 826 |
| Creditors: amounts falling due within one year | (350) | (354) | (615) |
| Net current assets / (liabilities) | 396 | (121) | 211 |
| Total assets less current liabilities | 3,623 | 3,046 | 3,350 |
| Creditors: amounts falling due within one year | (1,600) | (1,191) | (1,436) |
| Provisions for liabilities and charges | (233) | (229) | (217) |
| Net assets | 1,790 | 1,626 | 1,697 |
| Capital and reserves | | | |
| Shareholders' funds - equity | 1,762 | 1,573 | 1,670 |
| Minority interests - equity | 28 | 53 | 27 |
| Total equity | 1,790 | 1,626 | 1,697 |
| Net debt | (1,059) | (1,175) | (897) |
| Gearing | 59.2% | 72.3% | 52.9% |
| Debt Capitalisation | 37.2% | 41.9% | 34.6% |

The gearing percentage represents net debt as a proportion of net assets. The debt capitalisation percentage represents net debt as a percentage of net assets plus net debt.

* Restated for the adoption of FRS 19 Deferred tax (see Note 1 Basis of preparation)

Consolidated Cash Flow Statement
For the quarter ended 31 March 2002

| | Quarter Ended 31 March 2002 £m | Quarter ended 31 March 2001 £m | Year ended 31 December 2001 £m |
|---|---|---|---|
| Net cash inflow from operating activities | 74 | 32 | 274 |
| Dividends received from joint ventures and associates | 32 | 17 | 59 |
| Operating cash flow | 106 | 49 | 333 |
| Returns on investments and servicing of finance | (47) | (23) | (105) |
| Taxation | (2) | (5) | (1) |

| | | | |
|---|---|---|---|
| Capital expenditure and financial investment | (41) | (135) | (406) |
| Acquisitions and disposals | (133) | - | 318 |
| | ----- | ----- | ----- |
| Net cash inflow before management of liquid resources | (117) | (114) | 139 |
| Management of liquid resources | (43) | - | (48) |
| Financing activities | 39 | 87 | 406 |
| | ----- | ----- | ----- |
| (Decrease) / increase in cash in period | (121) | (27) | 497 |
| | ===== | ===== | ===== |

Consolidated Reconciliation of Net Cash Flow to Movement in Net Debt
For the quarter ended 31 March 2002

| | Quarter Ended 31 March 2002 £m | Quarter ended 31 March 2001 £m | Year Ended 31 December 2001 £m |
|---|---|---|---|
| (Decrease) / increase in cash in period | (121) | (27) | 497 |
| Cash inflow from increase in debt and lease financing | (39) | (87) | (406) |
| Cash outflow from increase in liquid resources | 43 | - | 48 |
| | ----- | ----- | ----- |
| Change in net debt resulting from cash flows | (117) | (114) | 139 |
| Translation differences | (48) | 13 | 17 |
| Other non-cash movements | 3 | (3) | 18 |
| | ----- | ----- | ----- |
| Movement in net debt in the period | (162) | (104) | 174 |
| Net debt at the start of the period | (897) | (1,071) | (1,071) |
| | ----- | ----- | ----- |
| Net debt at the end of the period | (1,059) | (1,175) | (897) |
| | ===== | ===== | ===== |

Consolidated Statement of Total Recognised Gains and Losses
For the quarter ended 31 March 2002

| | Quarter ended 31 March 2002 £m | Quarter ended 31 March 2001 (restated *) £m | Year ended 31 December 2001 (restated *) £m |
|---|---|---|---|
| Profit for the financial | 51 | 39 | 138 |

| | | | |
|---|---|---|---|
| period | | | |
| Exchange differences on the retranslation of net investments and borrowings | 41 | - | (4) |
| Share of recognised gain of associated undertaking | - | - | 2 |
| | ----- | ----- | ----- |
| Total recognised gains and losses for the period | 92 | 39 | 136 |
| | | ===== | ===== |
| Prior period adjustment | (155) | | |
| | ----- | | |
| Total recognised gains and losses since last annual report | (63) | | |
| | ===== | | |

Reconciliation of Movements in Shareholders' Funds - Equity
For the quarter ended 31 March 2002

| | Quarter Ended 31 March 2002 £m | Quarter ended 31 March 2001 (restated *) £m | Year ended 31 December 2001 (restated *) £m |
|---|---|---|---|
| Profit for the financial period | 51 | 39 | 138 |
| Other recognised gains and losses relating to the period (net) | 41 | - | (2) |
| | ----- | ----- | ----- |
| Net addition to shareholders funds | 92 | 39 | 136 |
| Opening shareholders' funds (originally £1,683 million before adjusting for the prior year adjustment of £149 million). | 1,670 | 1,534 | 1,534 |
| | ----- | ----- | ----- |
| Closing shareholders' funds | 1,762 | 1,573 | 1,670 |
| | ===== | ===== | ===== |

* Restated for the adoption of FRS 19 Deferred tax (see Note 1 Basis of preparation)

Notes to the Accounts
Quarter ended 31 March 2002

1. Basis of preparation

The accounts for the quarter ended 31 March 2002 have been prepared using the same accounting policies as those adopted for the year ended 31 December 2001, other than those required following the adoption of FRS 19. The comparative figures for the year ended 31 December 2001 and the quarter ended 31 March 2001 have been restated for this change in accounting policy. The adoption of FRS 19 has decreased the equity shareholders' funds at 1 January 2002 by £157 million in respect of the deferred tax provision, and a further £19 million in respect of investments, and increased shareholders funds by £21 million in respect of intangible assets. The profit for the year ended 31 December 2001 was decreased by £6 million.
The financial information for the year ended 31 December 2001 is derived from the statutory accounts for that period, which have been delivered to the Registrar of Companies. The auditors have reported on the accounts for the year ended 31 December 2001, their report was unqualified and did not contain statements under Section 237 (2) or under Section 237 (3) of the Companies Act 1985.

2. Geographical segmental analysis

| | Quarter Ended 31 March 2002 £m | Quarter Ended 31 March 2001 £m | Year Ended 31 December 2001 £m |
|---|---|---|---|
| Turnover | | | |
| North America | 52 | 42 | 237 |
| Europe and Middle East | 125 | 146 | 521 |
| Australia | 55 | 53 | 194 |
| Rest of World | 38 | 44 | 151 |
| | 270 | 285 | 1,103 |
| Less: turnover of joint ventures | (38) | (45) | (139) |
| Less: turnover of associates | (74) | (120) | (407) |
| | 158 | 120 | 557 |
| Profit before interest and taxation (excluding exceptional items) | | | |
| North America | 31* | 12* | 93 |
| Europe and Middle East | 41 | 48 | 141 |
| Australia | 29 | 25 | 72 |
| Rest of World | 13 | 3 | 48 |
| | 114 | 88 | 354 |
| Corporate costs | (7) | (7) | (28) |
| | 107 | 81 | 326 |

*North America profit before interest and taxation includes other income in respect of the late commissioning and performance recovery of new power plants amounting to £32 million (year ended 31 December 2001: £80 million and three months ended 31 March 2001: £12 million). For the three months ended 31 March 2001 these amounts were disclosed in turnover and have been restated.

3. Exceptional items

| | Quarter ended 31 March 2002 £m | Quarter ended 31 March 2001 £m | Year ended 31 December 2001 £m |
|---|---|---|---|
| Net operating exceptional items credited / (charged) | | | |
| Release of a provision in respect of an onerous property lease | - | - | 8 |
| Bank guarantee charge in respect of a trade investment | - | - | (10) |
| | ----- | ----- | ----- |
| Net operating exceptional items | - | - | (2) |
| | ===== | ===== | ===== |
| Non-operating exceptional items credited / (charged) | | | |
| Sale of Spanish operations (UFG) | - | - | 30 |
| Sale / termination of Chinese operations | - | - | 2 |
| | ----- | ----- | ----- |
| Non-operating exceptional items | - | - | 32 |
| | ===== | ===== | ===== |
| Exceptional interest payable and similar charges | | | |
| Australian refinancing charges | - | - | (29) |
| | ===== | ===== | ===== |
| Total exceptional items | - | - | 1 |
| | ===== | ===== | ===== |

4. Annual Report and Accounts

Copies of the full Annual Report and Accounts for the year ended 31 December 2001 are available from the company's website www.ipplc.com or by calling or writing to International Power plc, Senator House, 85 Queen Victoria Street, London EC4V 4DP or send an e-mail to ir@ipplc.com. Telephone: 020 7320 8600.

**SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL POWER plc

Date: 21 May 2002

By [signature]
Stephen Ramsay
Company Secretary